                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



                                  ANNUAL REPORT





                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                          Year Ended December 31, 1994


                         DERBY SAVINGS BANK THRIFT PLAN



                                 DS BANCOR, INC.



                               33 Elizabeth Street
                                Derby, CT  06418

ITEM 1.  CHANGES IN THE PLAN - NONE


ITEM 2.  CHANGES IN INVESTMENT POLICY - NONE


ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

          For the year ended December 31, 1994, the six-month period ended December 31, 1993 and the fiscal years ended June 30, 1993, 1992 and 1991, the amount of employer contributions under the Plan were $88,266; $44,658; $60,105; $51,472; and $42,722, respectively.


ITEM 4.  PARTICIPATING EMPLOYEES

          At December 31, 1994, there were 179 participants in the Plan.


ITEM 5.  ADMINISTRATION OF THE PLAN

          The Plan is administered by a designated person of the Board of Directors of Derby Savings Bank. The Plan's administrator has full power and authority to administer the plan and delegate the performance of such fiduciary and non-fiduciary responsibilities. The current Plan administrator is as follows:

            Harry P. DiAdamo Jr.        President -
                                         Derby Savings Bank

          The Plan's administrator received no compensation for services from the Plan during the Plan's year ended December 31, 1994.

ITEM 6.  CUSTODIANS OF INVESTMENTS

          (a) Fleet Financial Services is the Plan's investment manager, custodian of investments and directed trustee as of December 31, 1994. Fleet Financial Services is located at One Constitution Plaza, Hartford, Ct 06115, and offers various financial services.

          (b) Investment and administrative expenses aggregating $10,010 during the year ended December 31, 1994, were borne by Derby Savings Bank.

         (c) The Plan is insured by a fidelity bond against losses through fraud or dishonesty for the maximum amount of $5,000,000 by the Continental Casualty Co.


ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

          Participating employees receive a summary annual report and have the right to obtain upon request a copy of the full annual report of the Plan or any part thereof. Individual participant statements are also provided on a quarterly basis.


ITEM 8.  INVESTMENT OF FUNDS

          Participants may direct their contributions into any one of the following five investment options:

          1) Fleet Stable Asset Fund - Funds are invested in guaranteed investment contracts issued by highly rated life insurance companies.

          2) Galaxy Intermediate Bond Fund - Funds are invested in investment grade debt obligations, rated within the three highest categories of Standard's and Poor's or Moody's and issued or guaranteed by the U.S. Government, and money market instruments.

          3) Galaxy Equity Value Fund - Funds are invested in a diverse portfolio of stocks.

          4) Galaxy International Fund - Funds are invested in equity securities of foreign issuers.

          5)   DS Bancor,Inc. common stock


ITEM 9.  FINANCIAL STATEMENTS AND SCHEDULES
                                                       Page(s)
                                                       ------
         Financial Statements

             Independent Auditor's Report              F-1 - F-2

             Statements of Net Assets Available for       F-3
             Plan Benefits as of December 31, 1994
             and 1993

             Statements of Changes in Net Assets          F-4
             Available for Plan Benefits for the
             Year Ended December 31, 1994, the
             Six-Month Period Ended
             December 31, 1993
             and the Year Ended June 30, 1993

             Notes to Financial Statements             F-5 - F-8

             Supplemental Schedules:

             Assets Held for Investment at                F-9
             December 31, 1994 and 1993

             Reportable Transactions for the              F-10
             Year Ended December 31, 1994
             and the Six-Month Period Ended
             December 31, 1993

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.






                                               DERBY SAVINGS BANK THRIFT PLAN





By: /s/ Harry P. DiAdamo, Jr.

    Harry P. DiAdamo, Jr. Plan Administrator





Dated:  June 19, 1995

                         DERBY SAVINGS BANK THRIFT PLAN




                          YEAR ENDED DECEMBER 31, 1994




                          FRIEDBERG, SMITH & CO., P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                         DERBY SAVINGS BANK THRIFT PLAN


CONTENTS


Independent Auditor's Report


FINANCIAL STATEMENTS

Statements of net assets available
   for plan benefits.......................................Exhibit A

Statements of changes in net assets
   available for plan benefits.............................Exhibit B


Notes to financial statements



SUPPLEMENTAL SCHEDULES

Assets held for investment................................Schedule 1
Reportable transactions...................................Schedule 2

                   [FRIEDBERG, SMITH & CO., P.C. - LETTERHEAD]

                          INDEPENDENT AUDITOR'S REPORT



The Administrator of the
 Derby Savings Bank Thrift Plan
Derby, Connecticut


We have audited the accompanying statements of net assets available for plan benefits of the Derby Savings Bank Thrift Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1994, the six-month period ended December 31, 1993 and the year ended June 30, 1993 (Note 5). These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Administrator of the
 Derby Savings Bank Thrift Plan
Page Two


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Derby Savings Bank Thrift Plan as of December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the year ended December 31, 1994, the six-month period ended December 31, 1993 and the year ended June 30, 1993, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 1994 and 1993 and reportable transactions for the year ended December 31, 1994 and the six months ended December 31, 1993 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                 /s/ Friedberg, Smith & Co., P.C.

                                 FRIEDBERG, SMITH & CO., P.C.



Bridgeport, Connecticut
June 19, 1995

DERBY SAVINGS BANK THRIFT PLAN                EXHIBIT A


                                STATEMENTS OF
                    NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         DECEMBER 31, 1994 AND 1993
                                   (Note 5)




                                                 1994           1993
                                                 ----           ----

A S S E T S

INVESTMENTS (NOTES 1, 2 AND 3)
   AT FAIR VALUE:
      Fleet Short-Term Investment Fund       $        -     $  963,691
      Fleet Stable Asset Fund                 1,190,594         49,811
      Galaxy Intermediate Bond Fund             238,820        272,470
      Galaxy Equity Value Fund                  414,214        414,707
      Galaxy International Equity Fund          257,576        129,586
      DS Bancor Common Stock                    193,908              -
                                             ----------      ---------
                                              2,295,112      1,830,265
                                             ----------      ---------

OTHER (NOTES 1 AND 2)
   Employee Loans Receivable                     72,204         61,589
   Employer's Contributions Receivable           11,628         12,645
   Participant's Contributions Receivable        34,649         33,474
   Accrued Income Receivable                      7,619          2,410
   Cash                                              28          2,218
                                             ----------      ---------
      Total Other                               126,128        112,336
                                             ----------      ---------

TOTAL ASSETS                                  2,421,240      1,942,601


LIABILITIES                                      10,679              -
                                             ----------      ---------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS (Note 4)                      $2,410,561     $1,942,601
                                             ----------      ---------
                                             ----------      ---------


See notes to financial statements.

                   DERBY SAVINGS BANK THRIFT PLAN            EXHIBIT B


                           STATEMENTS OF
          CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                    YEAR ENDED DECEMBER 31, 1994,
              SIX-MONTH PERIOD ENDED DECEMBER 31, 1993
                    AND YEAR ENDED JUNE 30, 1993
                         (Notes 1, 2 and 5)


                                                              Six-Month        Year
                                             Year Ended     Period Ended       Ended
                                            December 31,    December 31,     June 30,
                                                1994            1993           1993
                                            ------------    ------------   ----------
ADDITIONS TO NET ASSETS:

   NET INVESTMENT INCOME (LOSS):
      Net Depreciation in Fair
       Value of Investments                 $  (94,536)     $  (3,078)      $       -
      Interest and Dividends -
       Investments                              127,042         52,824        100,788
      Interest - Loans                            4,997          2,053          3,359
      Net Realized Losses -
       Investments                              (6,289)              -              -
                                             ----------     ----------     ----------

                                                 31,214         51,799        104,147

   CONTRIBUTIONS:
      Employer                                   88,266         44,658         60,105
      Participants                              416,565        164,695        222,933
                                             ----------     ----------     ----------

         Total Additions                        536,045        261,152        387,185

DEDUCTIONS FROM NET ASSETS:

   Benefits Paid to Participants               (68,085)        (5,078)       (30,821)
                                             ----------     ----------     ----------

Net Increase (Note 4)                           467,960        256,074        356,364

NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of Period                        1,942,601      1,686,527      1,330,163
                                             ----------     ----------     ----------

   End of Period                             $2,410,561     $1,942,601     $1,686,527
                                             ----------     ----------     ----------
                                             ----------     ----------     ----------


See notes to financial statements.

                   DERBY SAVINGS BANK THRIFT PLAN


                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 1994 AND 1993



NOTE 1 - PLAN DESCRIPTION

          The following brief description of the Derby Savings Bank Thrift Plan
          (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The Plan, as amended, became effective on January 1, 1985.

          The Plan is a defined contribution plan covering substantially all full-time employees of Derby Savings Bank and its subsidiaries (Bank) who have one-half year of eligible service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          Each year participants may contribute up to 10 percent of pre-tax annual compensation, as defined in the Plan. The Bank matches contributions in an amount equal to 50 percent of a participant's contributions, subject to certain limitations as defined in the Plan. Additionally, the Bank can make discretionary contributions at the option of the Bank's Board of Directors. Effective August 31, 1993 (Note 5) all Bank contributions, both matching and discretionary, are to be invested in DS Bancor, Inc. (DS Bancor) common stock. The Bank is a wholly owned subsidiary of DS Bancor.

          Participants' accounts are credited with their contributions, plus allocated Bank contributions and Plan earnings. Bank contributions are allocated based on the ratio that each qualifying participant's compensation for the plan year bears to the total compensation of all qualifying participants. Plan earnings are allocated based on a participant's account balance in various investments and their respective earnings. All administrative expenses of the Plan are paid and borne by the Bank.

          Participants are immediately 100 percent vested in their contributions and in any Bank matching and discretionary contributions, plus actual earnings thereon.

                   DERBY SAVINGS BANK THRIFT PLAN


                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 1994 AND 1993



NOTE 1 - PLAN DESCRIPTION (CONTINUED)

          Participants may direct their contributions in any of the following five investment options:

          1.   Fleet Stable Asset Fund -
               Funds are invested in guaranteed investment contracts issued by highly rated life insurance companies.

          2.   Galaxy Intermediate Bond Fund -
               Funds are invested in investment grade debt obligations rated within the three highest categories of Standard and Poor's or Moody's and issued or guaranteed by the U.S. Government, and money market instruments.

          3.   Galaxy Equity Value Fund -
               Funds are invested in a diverse portfolio of stocks.

          4.   Galaxy International Equity Fund -
               Funds are invested in equity securities of foreign issuers.

          5.   DS Bancor Common Stock -
               Funds are invested in common stock of DS Bancor.

          Participants may change their investment options quarterly.

          Participants may borrow against their account balances. Loan amounts can be a minimum of $1,000 to a maximum of the lesser of $50,000 or 50 percent of a participant's account balance. Loan terms range to a maximum of 10 years if loan funds are used to purchase a participant's primary residence. Loan funds used for any other purpose have a maximum term of 5 years. The loans are

                   DERBY SAVINGS BANK THRIFT PLAN


                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 1994 AND 1993


NOTE 1 - PLAN DESCRIPTION (CONTINUED)

          secured by a participant's account balance and bear interest at a fixed rate equal to 400 basis points above the Bank's rate offered on certificates of deposit at the time of the loan. Principal and interest are repaid ratably through biweekly payroll deductions.

          Upon termination of service due to death, disability or retirement at age 65, participants may elect to receive a lump-sum amount equal to the value of their account balance or installment payments in accordance with the Plan. For terminations of service due to other reasons, participants may receive the value of their account balance as a lump-sum distribution.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          (a) The accompanying financial statements and schedules have been prepared in conformity with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The financial statements are presented on the accrual basis of accounting.

          (b) The Plan's investments at December 31, 1994 and 1993 are stated at fair value which is based on quoted market prices. Net appreciation or depreciation on investments is recorded in the Statements of Changes in Net Assets Available for Plan Benefits.

          (c) Discretionary contributions are recorded in the year and in the amount authorized by the Bank's Board of Directors. Matching contributions and contributions from participants are recorded in the year in which the participant's contributions are withheld.

                   DERBY SAVINGS BANK THRIFT PLAN


                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 1994 AND 1993



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          (d)  Benefits are recorded when paid.


NOTE 3 - INVESTMENTS

          In October 1993, the Plan entered into an agreement with Fleet Investment Services (Fleet) to act as investment manager and as directed trustee. Pursuant to the agree-ment, the assets of the Plan were transferred to Fleet and invested in various investment options as directed by participants (Notes 1 and 5).

          Prior to the agreement, Plan investments were maintained by Connecticut General Life Insurance Company (CGLIC) and invested in a guaranteed investment contract with CGLIC
          (Note 5).

          During the year ended December 31, 1994, the Plan purchased common stock of DS Bancor (Note 1) aggregating 9,812 shares at a cost of $254,552, and sold 1,097 shares for proceeds aggregating $31,377. No purchases or sales occurred during the six-month period ended December 31, 1993.


NOTE 4 - TAX STATUS

          The Plan has received a favorable determination letter from the Internal Revenue Service, which qualifies the Plan for favorable tax treatment under Sections 401(k) and 401(a) of the Internal Revenue Code and therefore, is exempt from federal income taxes under provisions of Section 501(a).

                   DERBY SAVINGS BANK THRIFT PLAN


                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 1994 AND 1993




NOTE 5 - PLAN AMENDMENT

          Effective August 31, 1993, the Bank's Board of Directors approved a plan amendment that authorized the transfer of plan assets from CGLIC to Fleet and appointed Fleet as investment manager and directed trustee. The amendment authorized participants to invest their account balances in various investment options, including DS Bancor common stock, and also provided that, henceforth, Bank matching and discretionary contributions would be invested solely in shares of DS Bancor common stock.

          Contemporaneously with the transfer of the Plan's assets to Fleet, the Plan's fiscal year-end was changed from June 30 to December 31. As a result, the accompanying Statements of Changes in Net Assets Available for Plan Benefits reflects activity during the year ended December 31, 1994, the six-month short period ended December 31, 1993 necessary to affect the change in plan year-end, and the year ended June 30, 1993.

                   DERBY SAVINGS BANK THRIFT PLAN           SCHEDULE 1
                                                           Page 1 of 2


              SCHEDULE OF ASSETS HELD FOR INVESTMENT
                         DECEMBER 31, 1994




Investments, including investments that are 5% or more of the Plan's net assets, are as follows at December 31, 1994:


                                                   Unit       Fair
                                                  Shares      Value
                                                  ------      -----
Fleet Stable Asset Fund                         119,059.40  $1,190,594

Galaxy Intermediate Bond Fund                    24,928.94     238,820

Galaxy Equity Value Fund                         34,895.88     414,214

Galaxy International Equity Fund                 21,009.38     257,576

DS Bancor Common Stock                            8,715.00     193,908
                                                            ----------

                                                            $2,295,112
                                                            ----------
                                                            ----------

                   DERBY SAVINGS BANK THRIFT PLAN           SCHEDULE 1
                                                           Page 2 of 2


              SCHEDULE OF ASSETS HELD FOR INVESTMENT
                         DECEMBER 31, 1993




Investments, including investments that are 5% or more of the Plan's net assets, are as follows at December 31, 1993:


                                                   Unit       Fair
                                                  Shares      Value
                                                  ------      -----
Fleet Short-Term Investment Fund                963,691.00  $  963,691

Galaxy Guaranteed Investment Contract
 Pooled Fund                                      4,981.13      49,811

Galaxy Intermediate Bond Fund                    25,851.08     272,470

Galaxy Equity Value Fund                         32,298.02     414,707

Galaxy International Equity Fund                 10,147.68     129,586
                                                            ----------

                                                            $1,830,265
                                                            ----------
                                                            ----------

                  DERBY SAVINGS BANK THRIFT PLAN            SCHEDULE 2
                                                           Page 1 of 2

                SCHEDULE OF REPORTABLE TRANSACTIONS
                    YEAR ENDED DECEMBER 31, 1994



                                 Sale/Purchase   Carrying
                                     Price        Basis     Gain/(Loss)
                                 -------------   --------   ---------
Purchase - Fleet Short-Term
 Investment Fund -
 821,168 Units                    $  821,168    $  821,168    $   -

Sale - Fleet Short-Term
 Investment Fund -
 1,784,861 Units                   1,784,861     1,784,861        -

Purchase - Fleet Stable
 Asset Fund -
 132,769.55 Units                  1,327,695     1,327,695        -

Sale - Fleet Stable
 Asset Fund -
 18,691.28 Units                     186,913       186,913        -

Sale - Galaxy Intermediate
 Bond Fund -
 9,898.11 Units                       97,309       103,228     (6,618)

Purchase - Galaxy Equity
 Value Fund -
 12,680.55 Units                     160,741       150,518    (10,223)

Sale - Galaxy Equity
 Value Fund -
 54,018.55 Units                     127,662       130,228     (2,566)

Purchase - Galaxy
 International Equity Fund -
 11,366.43 Units                     145,966       139,352     (6,614)

Purchase - DS Bancor
 Common Stock -
 9,812 Shares                        254,552       220,770    (33,782)
                                  ----------    -----------  --------

   Total                          $4,906,867    $4,864,733   ($59,803)
                                  ----------    -----------  --------
                                  ----------    -----------  --------

                   DERBY SAVINGS BANK THRIFT PLAN           SCHEDULE 2
                                                           Page 2 of 2

                SCHEDULE OF REPORTABLE TRANSACTIONS
                 SIX MONTHS ENDED DECEMBER 31, 1993




                                 Sale/Purchase   Carrying
                                     Price        Basis     Gain/(Loss)
                                 -------------   --------   ----------
Purchase - Connecticut
 General Life Insurance
 Contract GA #31368-000           $   81,730    $   81,730     $  -

Sale - Connecticut
 General Life Insurance
 Contract GA #31368-000            1,785,510     1,785,510        -

Purchase - Fleet Short-Term
 Investment Fund -
 1,878,687 Units                   1,878,687     1,878,687        -

Sale - Fleet Short-Term
 Investment Fund -
 914,995 Units                       914,995       914,995        -

Purchase - Galaxy
 Intermediate Bond Fund -
 25,851.08 Units                     273,495       272,470    (1,025)

Purchase - Galaxy Equity
 Value Fund -
 32,298.02 Units                     416,842       414,707    (2,135)

Purchase - Galaxy
 International Equity Fund -
 10,147.68 Units                     129,504       129,586        82
                                  ----------    -----------  --------

                                  $5,480,763    $5,477,685   ($3,078)
                                  ----------    -----------  --------
                                  ----------    -----------  --------